

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 11, 2008

Mr. Eldar Saetre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: StatoilHydro ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **Response Letter Filed December 2, 2008**
> **File No. 1-15200**

Dear Mr. Saetre:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director